UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 000-17157

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.

4000 North First Street

San Jose, CA 95134

(408) 943-9700

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Financial Statements and Supplemental Schedules

December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

Novellus Systems, Inc.

Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2009 and 2008, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 24, 2010

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
	(In thousands)
Assets:
Investments at fair value	$170,122	$134,035
Participant loans	2,216	2,605

Assets held for investment purposes	172,338	136,640
Contribution receivable from employer	2,769	3,490

Net assets available for benefits at fair value	175,107	140,130
Adjustment from fair value to contract value for fully benefit-responsive common/collective trust	(495)	307

Net assets available for benefits	$174,612	$140,437

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2009	2008
	(In thousands)
Additions to (deductions from) net assets attributed to:
Investment income (loss):
Dividends and interest	$3,471	$4,419
Net realized and unrealized appreciation (depreciation) in fair value of investments	33,926	(70,173)

Total investment income (loss)	37,397	(65,754)

Contributions:
Participant	10,667	15,130
Employer	2,767	3,490

Total contributions	13,434	18,620

Total additions (deductions)	50,831	(47,134)
Deductions from net assets attributed to withdrawals and distributions	16,656	15,001

Net increase (decrease) in net assets available for benefits	34,175	(62,135)
Net assets available for benefits:
Beginning of year	140,437	202,572

End of year	$174,612	$140,437

See Notes to Financial Statements.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

In September 2008, the Plan was amended to allow participants to transfer unvested employer contributions, which are initially deposited directly into the Novellus Company Stock Fund (Company Stock Fund), to another fund of their choice prior to vesting. Previously any unvested amounts of employer contributions were nonparticipant-directed, as the funds could not be transferred out of the Company Stock Fund until the participant’s vesting date.

Administration — The Board of Directors of the Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses for the Plan are primarily the responsibility of the Company. Administrative expenses were insignificant to the financial statements in 2009 and 2008 and have therefore been reported as withdrawals.

Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Forfeited accounts — Forfeited non-vested accounts are used to either pay the Plan’s administrative expenses or are applied against matching contributions made by the Company. As of December 31, 2008, $0.1 million of forfeitures remained unutilized in the Plan and were subsequently utilized to reduce the employer contributions. As of December 31, 2009, unutilized forfeitures were insignificant.

Investment valuation and income recognition — Investments of the Plan are held by the trustee and are invested based upon instructions received from participants. Participants may allocate a maximum of 25% of their contributions to the Company Stock Fund, which is a fund invested primarily in shares of the Company’s common stock.

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought or sold as well as held during the year.

The Plan has a fully-benefit responsive common/collective trust as an investment. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was subsequently amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risks associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 2 — PARTICIPATION AND BENEFITS

Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax or Roth after-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions — Participants in the Plan become eligible to receive matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan. Generally, a participant will share in the matching contribution only if the participant is employed on the last day of the Plan’s year and has completed one year of credited service.

For the years ended December 31, 2009 and 2008, the Company matched 50% of eligible participant contributions under the Plan. The maximum eligible participant contribution for matching purposes is the greater of $4,000 or 6% of eligible compensation. The Company may change the matching contribution rate at any time, subject to the limits of the Plan and the Code. Employer contributions for the years ended December 31, 2009 and 2008 were $2.8 million and $3.5 million, respectively, made in shares of the Company’s common stock in the amount of 124,231 and 273,725 shares, respectively. These contributions were transferred into the Plan subsequent to each year-end.

The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2009 and 2008.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service. Certain other vesting schedules apply to participants under past companies merged into the Plan.

Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments and an allocation of the employer contributions, if any.

Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000. As of December 31, 2009, participants had elected to withdraw $0.3 million, which was disbursed subsequent to year end.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five- year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2009 carry interest rates ranging from 4.25% to 9.25%.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

The Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan’s financial instruments consist primarily of mutual funds, a common/collective trust, common stock (Company Stock Fund) and participant loans. Three levels of inputs are used to measure the fair value of our investments:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Mutual funds – These investments are public investment vehicles valued using the net asset value. It is not probable that the mutual funds will be sold at amounts that differ materially from the net asset value of shares held.

Common stock – The Company Stock Fund consists primarily of common stock of the Company and a small portion of the fund is made up of cash in money market funds to help simplify and accelerate participants’ daily transactions. The common stock portion of this investment is valued at the closing price reported on the active market on which the individual securities are traded. The money market funds are public investment vehicles valued using the net asset value.

Level 2 -

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.

Common/collective trust – The fair value of this investment is based on the underlying investments. The underlying investments consist of a portfolio of high-quality fixed income assets and mutual funds, which are public investment vehicles, valued using the net asset value. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. It is not probable that the common/collective trust will be sold at amounts that differ materially from the net asset value of shares held.

Level 3 -	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.
Participant loans – Valued at cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets
Mutual funds
Growth funds	$39,992	$—	$—	$39,992
Blend funds	36,494	—	—	36,494
Bond funds	17,132	—	—	17,132
Target retirement date funds	14,091	—	—	14,091
Value funds	12,952	—	—	12,952
Balanced funds	11,242	—	—	11,242
Common/collective trust
Pooled stable value fund	—	22,893	—	22,893
Common stock
Employer securities	15,326	—	—	15,326
Participant loans	—	—	2,216	2,216

Total assets	$147,229	$22,893	$2,216	$172,338

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)
Assets
Mutual funds
Growth funds	$31,551	$—	$—	$31,551
Blend funds	25,329	—	—	25,329
Bond funds	16,531	—	—	16,531
Target retirement date funds	9,289	—	—	9,289
Value funds	11,458	—	—	11,458
Balanced funds	9,094	—	—	9,094
Common/collective trust
Pooled stable value fund	—	23,527	—	23,527
Common stock
Employer securities	7,256	—	—	7,256
Participant loans	—	—	2,605	2,605

Total assets	$110,508	$23,527	$2,605	$136,640

The table below presents a reconciliation of all financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3). Financial instruments are classified in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs. All Level 3 financial instrument activities are related to the Plan’s participant loans.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) For the Years Ended
	December 31, 2009	December 31, 2008
	(In thousands)
Balance, beginning of period	$2,605	$2,954
Issuances, repayments and settlements, net	(389)	(349)

Balance, end of period	$2,216	$2,605

NOTE 4 — INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets available for benefits at December 31:

2009
(In thousands)
American Funds: The Growth Fund of America	$22,705
Vanguard 500 Index Fund Investor Shares	12,788
Vanguard Global Equity Fund	11,230
Vanguard Total Bond Market Index Fund Investor Shares	11,026
Vanguard Wellington Fund Investor Shares	11,242
Vanguard Retirement Savings Trust	22,893
Novellus Company Stock Fund	15,326
Other funds individually less than 5% of net assets	65,128

Assets held for investment purposes	$172,338

2008
(In thousands)
American Funds: The Growth Fund of America	$14,839
Vanguard 500 Index Fund Investor Shares	8,845
Vanguard Global Equity Fund	9,055
Vanguard Wellington Fund Investor Shares	8,658
Vanguard Retirement Savings Trust	23,527
Novellus Company Stock Fund	7,256
Other funds individually less than 5% of net assets	64,460

Assets held for investment purposes	$136,640

The Plan’s investments including gains and losses on investments bought, sold and held during the year appreciated (depreciated) in value as follows for the years ended December 31:

	2009	2008
	(In thousands)
Common stock	$8,103	$(9,869)
Mutual funds	25,823	(60,304)

	$33,926	$(70,173)

NOVELLUS SYSTEMS, INC.

RETIREMENT PLAN

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fiduciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Participants may elect to invest a portion of their accounts in the Company Stock Fund and employer contributions are initially made directly into the Company Stock Fund. The aggregate investment in the Company’s common stock held in the Company Stock Fund as of December 31, 2009 and 2008 was $15.3 million and $7.2 million, respectively.

NOTE 6 — NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Company Stock Fund are as follows for the year ended December 31:

2008
(In thousands)
Beginning net assets	$389
Contributions made to the Plan	826
Realized and unrealized losses	(222)
Transfers to participant directed investments, net	(912)
Forfeitures	(81)

Ending net assets	$0

In September 2008, an amendment was made to the Plan to allow participants to transfer their unvested employer contributions from the Company Stock Fund to another fund of their choice prior to vesting. As a result, the Plan was fully participant-directed and held no nonparticipant-directed amounts as of December 31, 2008 and 2009.

NOTE 7 — RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 for the Plan years ended December 31:

	2009			2008
	Net assets available for benefits	Investment income	Deductions from net assets	Net assets available for benefits	Investment loss	Deductions from net assets
	(In thousands)
Balance per the financial statements	$174,612	$37,397	$16,656	$140,437	$(65,754)	$15,001
Adjustment from contract value to fair value for fully benefit-responsive common/collective trust	495	802	—	(307)	(441)	—
Benefit claims payable	(259)	—	259	(308)	—	308

Balance per the Form 5500	$174,848	$38,199	$16,915	$139,822	$(66,195)	$15,309

NOTE 8 — PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2009

Participant	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected
Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐		$11,008

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	American Funds: The Growth Fund of America	Mutual fund	$22,704,991
	Columbia Acorn Fund	Mutual fund	5,707,116
	Heartland Value Plus Fund	Mutual fund	2,653,881
	JP Morgan Mid-Cap Value Fund; Select Shares	Mutual fund	2,611,882
	Mainstay High Yield Corporate Bond Fund; Class A	Mutual fund	1,891,743
	Rainier: Small/Mid-Cap Equity Portfolio	Mutual fund	3,944,019
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	12,788,232
*	Vanguard FTSE Social Index Fund Investor Shares	Mutual fund	190,504
*	Vanguard Global Equity Fund	Mutual fund	11,230,133
*	Vanguard Inflation-Protected Securities Fund	Mutual fund	4,214,252
*	Vanguard International Explorer Fund	Mutual fund	7,445,160
*	Vanguard Mid-Cap Index Fund	Mutual fund	3,795,790
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund	1,901,352
*	Vanguard Target Retirement 2005 Fund	Mutual fund	221,052
*	Vanguard Target Retirement 2010 Fund	Mutual fund	51,185
*	Vanguard Target Retirement 2015 Fund	Mutual fund	1,785,768
*	Vanguard Target Retirement 2020 Fund	Mutual fund	904,388
*	Vanguard Target Retirement 2025 Fund	Mutual fund	4,161,989
*	Vanguard Target Retirement 2030 Fund	Mutual fund	327,569
*	Vanguard Target Retirement 2035 Fund	Mutual fund	3,479,302
*	Vanguard Target Retirement 2040 Fund	Mutual fund	34,635
*	Vanguard Target Retirement 2045 Fund	Mutual fund	2,653,459
*	Vanguard Target Retirement 2050 Fund	Mutual fund	62,940
*	Vanguard Target Retirement Income	Mutual fund	409,288
*	Vanguard Total Bond Market Index Fund	Mutual fund	11,025,745
*	Vanguard Total International Stock Index Fund	Mutual fund	6,778,719
*	Vanguard Wellington Fund Investor Shares	Mutual fund	11,241,632
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	7,686,398
*	Vanguard Retirement Savings Trust	Common/collective trust	22,892,986
*	Novellus Company Stock Fund	Common stock	15,326,100
*	Participant loans	Interest rate range of 4.25% to 9.25%	2,215,958

			$172,338,168

*	Parties in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.

Date: June 25, 2010	By:	/S/ JEFFREY C. BENZING
Jeffrey C. Benzing
Executive Vice President and Chief
Administrative Officer
(Principal Financial Officer)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm